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                       [LETTERHEAD OF APPLIED MAGNETICS]


FOR IMMEDIATE RELEASE                 Contact:  Craig D. Crisman
                                                President and
                                                Chief Executive Officer
                                                805/683-5353



     GOLETA, CALIFORNIA, November 8, 1994 - APPLIED MAGNETICS CORPORATION (APM:NYSE) today announced that it has entered into a definitive agreement to sell its tape head subsidiary to Seagate Technology, Inc. for $21.5 million in cash. The transaction, which is subject to approvals under the Hart Scott-Rodino Act and other closing conditions, is expected to close by the end of December. Under the agreement, Applied Magnetics and Seagate will also enter into a broad patent cross-license and certain other agreements under which Applied Magnetics and its subsidiary, Applied Magnetics Korea, Ltd., will continue to produce and sell to Seagate certain tape related products and components. Of the sale proceeds $6,500,000 will be held in escrow pending completion of certain post closing obligations under these agreements.

     The Company's tape head operations presently, located in Santa Maria, California, have been producing and selling recording tape heads for the data storage industry since the late 1950's. For the fiscal year ended September 30, 1994, the tape head sales were approximately $18.8 million or 7% of Applied Magnetics' consolidated sales for the period. The Santa Maria facility employs about 70 persons. The Company has been informed that Seagate's present intentions are to centralize general management, marketing and product design and development activities for its tape head component business at this site. The tape head unit produces conventional 9-track tape heads and a number of

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advanced technology products including magnetoresistive (MR) thin film tape heads.

     Craig D. Crisman, President and Chief Executive Officer, stated, "This sale is consistent with the Company's objective of focusing its efforts and resources on its core business, the production and sale of ferrite, thin film and MR disk heads, and will provide the Company with additional capital resources to accomplish this objective."

     Applied Magnetics Corporation, headquartered in Goleta, California, is a major independent supplier of magnetic recording heads for disk drive applications for the worldwide data storage segment of the computer industry.

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